UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: February 2021

Commission File Number: 001-38544

NAKED BRAND GROUP LIMITED

(Translation of registrant’s name into English)

c/o Bendon Limited, 8 Airpark Drive, Airport Oaks, Auckland 2022, New Zealand

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes[  ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Entry Into a Material Definitive Agreement

Private Placement

On February 24, 2021, Naked Brand Group Limited (the “Company”) entered into a Securities Purchase Agreement (the “SPA”) with certain accredited investors (“Investors”), pursuant to which the Company will sell to the Investors in a private placement an aggregate of US$100,000,000 of units (“Units”), each Unit consisting of one ordinary share, no par value (“Ordinary Share”), and one warrant (“Warrant”), each Warrant entitling the holder to purchase one Ordinary Share (the “Warrant Shares”) at an initial exercise price of US$1.13. The Units will be sold at a price per Unit of US$0.93, resulting in the issuance of an aggregate of 107,526,882 Units (representing an aggregate of 107,526,882 Ordinary Shares and 107,526,882 Warrants).

The sale of Units pursuant to the SPA is expected to close during the week of March 1, 2021, subject to customary closing conditions, including the review and non-objection by The Nasdaq Stock Market (“Nasdaq”). If the Company does not receive the non-objection from Nasdaq by March 6, 2021, the market price of Ordinary Shares closes below $0.618, or the closing does not occur on or prior to March 17, 2021, the Investors have the right to terminate the SPA.

The Company will use the net proceeds from the sale of Units for satisfaction of certain outstanding debt and for working capital and general corporate purposes.

The SPA

The SPA includes certain customary representations and warranties and covenants of the Company and Investors. In addition, the Company has certain customary indemnification obligations under the SPA. In addition, the SPA provides:

●	Beneficial Ownership Limit: Notwithstanding the Investors’ agreement to purchase Units, the SPA provides that no Investor will be required to purchase securities to the extent that such purchase will result in the Investor beneficially owning in excess of 9.9% of the then issued and outstanding Ordinary Shares outstanding on the date of the closing (the “Beneficial Ownership Limit”).

●	Ownership Requirement: The Investors are required to own at least the number of Ordinary Shares purchased on the date of the closing through the date of the Company’s 2021 Annual General Meeting of Shareholders.

●	Put Right. To the extent allowable under federal securities laws and the rules of Nasdaq, and subject to the Company’s continued listing on Nasdaq, on the day after the day that an Investor no longer holds any Ordinary Shares or Warrants, the Company agreed to sell to the Investor and the Investor agreed to purchase from the Company, in a private placement, such number of Ordinary Shares, priced at the previous day’s closing bid price as determined by Bloomberg, equal to one-third (1/3) of the Investor’s net profit (determined after payment of all expenses, including, but not limited to, brokerage and transfer fees) from the Investor’s sale of the Ordinary Shares and Warrants purchased under the SPA. Notwithstanding the foregoing, no Investor will be required to purchase such additional Ordinary Shares unless such shares are registered for resale by the Investor upon issuance thereof pursuant to the Securities Act of 1933, as amended (“Securities Act”), or that would cause the Investor to exceed the Beneficial Ownership Limit.

●	Subsequent Issuances: The Company agreed that it will not issue any equity or equity-linked or related securities, and will not file any registration statement or amendment or supplement thereto, until the date that is 10 days after the Company holds its 2021 Annual General Meeting of Shareholders, other than certain Exempt Issuances and issuances of Ordinary Shares under the ATM Offering (defined below). Under the SPA, “Exempt Issuances” generally include Ordinary Shares issued pursuant to equity compensation plans; Ordinary Shares issued upon the conversion or exercise of convertible or exercisable securities outstanding prior to the date of the SPA, provided such exercise or conversion is on the terms in effect as of the date of the SPA; and securities issued pursuant to certain acquisitions or strategic transactions approved by a majority of the disinterested directors of the Company.

●	Registration Statement: The Company agreed to file a registration statement covering the resale of the ordinary shares included in the Units and the ordinary shares underlying the Warrants, which will be an automatic shelf registration statement, if the Company is then eligible to file an automatic shelf registration statement, as promptly as practicable following the closing, but in any event not later than one business day following the closing.

The SPA is attached to this Report of Foreign Private Issuer as Exhibit 10.1, and is incorporated herein by reference. The foregoing description of the SPA does not purport to be complete and is qualified in its entirety by reference to such exhibit.

The Warrants

The Warrants have an exercise price of US$1.13 per share (“Exercise Price”) and expire five years from the date of the closing. The Warrants can be exercised on a net share exercise basis at any time and from time to time. In addition, the Warrants provide:

●

Black-Scholes Value Cashless Exercise: At any time, the Warrants may be exercised on a cashless basis for a number of Warrant Shares equal to the Black-Scholes value per Warrant Share, multiplied by the number of Ordinary Shares as to which the Warrant is being exercised, divided by the Closing Bid Price (defined below) as of two trading days prior to the exercise date (but not less than the floor price specified in the Warrants). For this purpose, the Black-Scholes value per Warrant Share is calculated using an underlying price equal to the Closing Bid Price on February 23, 2021; a risk-free interest rate corresponding to the U.S. Treasury rate; a strike price equal to the Exercise Price; an expected volatility equal to 135%; and a deemed remaining term of five years (regardless of the actual remaining term of the Warrant). Accordingly, the Black-Scholes value calculation will not change as a result of future changes in the stock price, risk-free interest rate, volatility or remaining life of the Warrants. As a result, the number of Ordinary Shares issued upon exercise of the February 2021 Warrants may substantially exceed 107,526,882 shares.

Notwithstanding the foregoing, (i) if the previous day’s closing trade price of the Ordinary Shares on Nasdaq, as reported by Bloomberg, L.P. (the “Closing Bid Price”) has increased by more than 20% from the Closing Bid Price on the date of the closing, the number of Warrants eligible for Black-Scholes value cashless exercise will be reduced by the same percentage as the price the Ordinary Shares have increased, up to an aggregate of 40%, and (ii) if on any date commencing on the day after the Company’s 2021 Annual General Meeting of Shareholders the Closing Bid Price of the Ordinary Shares exceeds the Closing Bid Price of the Ordinary Shares on the date of the closing for three consecutive days and the average daily trading volume of the Ordinary Shares is equal to or greater than US$60 million, the warrant holder will have 14 business days to complete a Black-Scholes value cashless exercise or it shall forfeit such right.

●	Beneficial Ownership Limit: The Warrants may not be exercised to the extent the holder or any of its affiliates would beneficially own more than the Beneficial Ownership Limit after giving effect to such exercise.

●	Call Right: At any time after the Company holds its 2021 Annual General Meeting of Shareholders, if the Closing Bid Price of the Ordinary Shares exceeds the Exercise Price by 60% or more for ten consecutive trading days (as measured from the date of the 2021 Annual General Meeting) with average daily trading volume of the Ordinary Shares equal to or exceeding US$60 million, the Company can require the warrant holders, upon five business days’ notice, to exercise the Warrants for cash.

●	Structural Anti-Dilution: The Exercise Price and number of Warrant Shares covered by the Warrants are subject to adjustment for stock splits, stock combinations and certain other transactions affecting the Company’s share capital as a whole.

The form of Warrant is attached to this Report of Foreign Private Issuer as Exhibit 4.1, and is incorporated herein by reference. The foregoing description of the Warrants does not purport to be complete and is qualified in its entirety by reference to such exhibit.

Equity Distribution Agreement

On February 24, 2021, the Company and Maxim Group LLC (“Maxim”) entered into an equity distribution agreement (the “Sales Agreement”). Under the Sales Agreement, the Company may sell, from time to time, through Maxim, Ordinary Shares having an aggregate offering price of up to US$99,500,000 (the “ATM Offering”).

The Ordinary Shares are being offered pursuant to a Registration Statement on Form F-3 (File No. 333-249547), filed by the Company on October 19, 2020 and declared effective on October 26, 2020, and the prospectus supplement for the offer and sale of the Ordinary Shares filed thereunder on February 24, 2021.

Sales of the Ordinary Shares, if any, will be made by any method permitted that is deemed an “at the market offering” as defined in Rule 415 under the Securities Act of 1933, as amended. Maxim is not required to sell any specific amount but will act as the Company’s exclusive sales agent using commercially reasonable efforts consistent with its normal trading and sales practices, on mutually agreed terms between Maxim and the Company. The Company has no obligation to sell any of the Ordinary Shares under the Sales Agreement and may at any time suspend solicitation and offers under the Sales Agreement.

The Company intends to use the net proceeds from the sale of Ordinary Shares in the ATM Offering for working capital and general corporate purposes, which may include the repayment of certain outstanding debt or strategic acquisitions of synergistic businesses or technologies. As compensation for its services, the Company agreed to pay to Maxim 3% of the gross proceeds received by the Company from the sales of the Ordinary Shares. The Company also agreed to reimburse Maxim up to US$30,000 for its costs and expenses relating to the Sales Agreement, including legal expenses.

The Sales Agreement contains customary representations, warranties and covenants of the Company and is subject to customary closing conditions. In addition, the Company and Maxim have agreed to indemnify each other against certain liabilities, including indemnification of Maxim by the Company for liabilities arising from breaches of the representations, warranties, or obligations contained in the Sales Agreement.

The Company is party to an existing equity distribution agreement (the “October EDA”) with Maxim, as of October 26, 2020, pursuant to which the Company may sell from time to time, through Maxim, Ordinary Shares having an aggregate offering price of up to US$50,000,000. Pursuant to the October EDA, through February 24, 2021, the Company has sold an aggregate of 107,036,117 Ordinary Shares for gross proceeds of US$49,999,716 and net proceeds of US$48,499,724, after payment to Maxim of an aggregate of US$1,499,991 in commissions. In connection with the execution of the Sales Agreement the Company intends to terminate the offering under the October EDA. Previously, on August 20, 2020, the Company entered into an equity distribution agreement with Maxim, as amended on September 25, 2020 (the “August EDA”), pursuant to which the Company sold an aggregate of 138,252,413 Ordinary Shares in an “at the market” offering, for gross proceeds of US$17,998,700 and net proceeds of US$17,458,739, after payment to Maxim of an aggregate of US$539,961 in commissions. In connection with the commencement of sales under the October EDA, the Company terminated the offering under the August EDA.

The Sales Agreement is attached to this Report of Foreign Private Issuer as Exhibit 1.1, and is incorporated herein by reference. The foregoing description of the Sales Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

This Report of Foreign Private Issuer on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any Ordinary Shares under the Sales Agreement, nor shall there be any sale of such Ordinary Shares in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

A copy of the opinion of Mills Oakley relating to the legality of the issuance and sale of Ordinary Shares, is attached hereto as Exhibit 5.1 to this Report of Foreign Private Issuer on Form 6-K.

Unregistered Sales of Equity Securities

The Units, Ordinary Shares, and Warrants issued pursuant to the SPA were offered and sold, and the Warrant Shares are being offered, in private placements to accredited investors pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act. No underwriting discounts or commissions were paid with respect to such sales.

Other Events

On February 24, 2021, the Company issued a press release announcing the securities offerings described in this report. The press release is attached to this report as an exhibit and is incorporated herein by reference.

The information contained in this Form 6-K, including the exhibits hereto, shall be incorporated by reference in the Company’s registration statements on Form F-3 (File Nos. 333-226192, 333-230757, 333-232229, 333-235801, 333-243751, 333-249490 and 333-249547) and the prospectuses included therein.

Forward-Looking Statements:

This Report on Form 6-K contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts. Such statements may be, but need not be, identified by words such as ‘‘may,” “believe,” “anticipate,” “could,” “should,” “intend,” “plan,” “will,” “aim(s),” “can,” “would,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “approximately,” “potential,” “goal,” “pro forma,” “strategy,” “outlook” and similar expressions. Examples of forward-looking statements include, among other things, statements regarding the sale of Bendon, the closing of the private placement, the deployment of the proceeds from the private placement, continued trading in our securities on Nasdaq, future financial performance, future cost savings, future growth in our business, trends in our industry, product innovation, operational expansion and restructuring initiatives. All such forward-looking statements are based on management’s current beliefs, expectations and assumptions, and are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed or implied in this communication. Among the key factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements are the following: the risk that the closing conditions for the private placement are not met or the private placement otherwise does not close; the risk that a definitive agreement for the sale of Bendon is not signed or the sale does not close; the risk that our restructuring initiative and our focus on direct-to-consumer channels does not achieve the expected benefits; the impact of COVID-19; our ability to maintain sufficient inventory; the risk that we do not maintain compliance with Nasdaq’s continued listing standards; our ability to identify and consummate acquisitions of accretive businesses, and realize the expected benefits of such transactions; our ability to develop, commercialize and obtain market acceptance of our current technology and any technology we develop or acquire in the future; difficulties in maintaining customer, supplier, employee, operational and strategic relationships; the possibility that a robust market for our shares is not maintained; our ability to raise additional financing; our ability to anticipate consumer preferences; and the other risks and uncertainties set forth under “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended January 31, 2020. Further, investors should keep in mind that our revenue and profits can fluctuate materially depending on many factors. Accordingly, our revenue and profits in any particular fiscal period may not be indicative of future results. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise, except as required by law.

Financial Statements Exhibits

Exhibit No.	Description

1.1	Equity Distribution Agreement dated February 24, 2021, by and between Naked Brand Group Limited and Maxim Group LLC.

4.1	Form of Warrant.

5.1	Opinion of Mills Oakley.

10.1	Securities Purchase Agreement dated February 24, 2021, by and between Naked Brand Group Limited and the investors party thereto.

23.1	Consent of Mills Oakley (included as part of Exhibit 5.1).

99.1	Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 25, 2021

NAKED BRAND GROUP LIMITED

By:	/s/ Justin Davis-Rice
Name:	Justin Davis-Rice
Title:	Executive Chairman and Chief Executive Officer